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                          [RIDDELL WILLIAMS P.S. LOGO]



August 8, 2006




VIA EDGAR AND FACSIMILE

Ms. Kristi Beshears, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Red Lion Hotels Corporation
        Form 10-K for the year ended December 31, 2005
        Form 10-Q for the quarter ended March 31, 2006
        File No. 001-13957

Dear Ms. Beshears:

    We are providing on behalf of our client, Red Lion Hotels Corporation (the "Company" or "RLH"), the response of the Company to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated July 27, 2006 relating to the Company's Form 10-K for the fiscal year ended December 31, 2005 and its Form 10-Q for the quarter ended March 31, 2006.

    The Company has supplied the supplemental information set forth in this letter for use herein, and has reviewed and approved all of the responses set forth herein to the Staff's comments. For convenience, each of the Staff's consecutively numbered comments is set forth in italics, followed by the Company's response.

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.  PROPERTY AND EQUIPMENT, PAGE 63

   1. COMMENT: Tell us your basis in GAAP for consolidating the Kalispell Center based upon your 50% ownership interest. It is not clear from your disclosure how you ascertained that you control the property, which resulted in its consolidation in your financial statements. Please cite the relevant accounting literature in your response.

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Ms. Kristi Beshears, Staff Accountant
August 8, 2006
Page 2

        RESPONSE:

        The Kalispell Center Hotel and Retail Complex ("Kalispell" or "the property") is a combined-use property comprised of the Red Lion Hotel Kalispell (the "Hotel") and the Kalispell Center Mall (the "Mall"). RLH believes that it is appropriate to account for its investment in the property using the consolidation method prescribed by Accounting Research Bulletin No. 51 "Consolidated Financial Statements" and Statement of Financial Accounting Standards ("SFAS") No. 94 "Consolidation of Majority Owned Subsidiaries" ("SFAS No. 94"). The basis for this decision was determined as follows:


            (1) RLH's 50% legal ownership position indicating shared control;
                and

            (2) RLH's indicated control of Kalispell given the following factors:

                o RLH's involvement in ongoing activities of the property through its lease of the Hotel and, up until April 30, 2006, its status as a property manager for the Mall;

                o RLH's resulting disproportionate risk in the performance of the property as a whole; and

                o   RLH's veto authority over major decisions.

            RLH holds a 50% tenancy-in-common ("TIC") interest in the Kalispell land, building, and operations. The other 50% is owned by an unrelated, third-party real estate investor. Funding and financing, voting power, ownership rights, and decision making authority are shared. Both parties to the TIC have veto rights on major decisions.

            RLH leases and operates the Hotel. The lease of the Hotel is material to the combined operations of the property. In addition, through a wholly owned operating business referred to as G&B Real Estate Services, RLH served as a property manager for the Mall through April 30, 2006. Effective that date, RLH divested ownership of G&B Real Estate Services, which resulted in the transfer of the property management function for the Mall. On an ongoing basis RLH has the right, together with the owner of the other 50% of the TIC, to name a successor property manager for the Mall.

            Based upon the relative ownership percentages, the importance of the Hotel to the property, RLH's ability to veto major decisions as outlined in the TIC agreement, and its disproportionate risk as compared to the other owner in the success or failure of the property, RLH concluded that control existed and generally accepted accounting principles required consolidation as compared to treatment as an equity method investment. At the time of the original TIC
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Ms. Kristi Beshears, Staff Accountant
August 8, 2006
Page 3


        agreement, RLH's ability to impact daily operations of the Mall in its capacity as a property manager led further weight to this decision. While RLH no longer serves in that capacity, RLH still has significant influence in selecting which third party management company will manage the Mall, and therefore significant influence with respect to the operations of that portion of the property.

            Future disclosure of this ownership in the Company's annual Form 10-K and interim filings will include the affirmative statement that "We consolidate the Kalispell Center retail and hotel complex as we believe the form of our ownership and the level of our influence over the operations of the assets indicate that consolidation is appropriate for the property."

NOTE 5.  OTHER INVESTMENTS, PAGE 65

   2. COMMENT: Tell us your basis in GAAP for treating the trust in which you own a 3% interest as an equity method investment. We note from page 54 that this trust is considered a VIE under FIN 46(R). Please also tell us whether or not you are the primary beneficiary of the trust and how you reached that conclusion. We may have further comment.

        RESPONSE:

        The Company has considered both SFAS No. 94 and FASB Interpretation No. 46(R) "Consolidation of Variable Interest Entities" ("FIN 46(R)") and believes that it is appropriate to account for the investment in the Red Lion Hotels Capital Trust ("the Trust") using the equity method of accounting prescribed by Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock". The basis for this decision follows from:

        (1) RLH's legal ownership of 100% of the trust common securities issued by the Trust, which represents 3% of the total book basis capitalization of the Trust; the remaining capitalization consists of trust preferred securities, held publicly and traded on the New York Stock Exchange;

        (2) RLH not being the primary beneficiary of the Trust and therefore consolidation under FIN 46(R) being deemed inappropriate; and

        (3) RLH's significant influence over the Trust indicating that equity method accounting for the investment was appropriate.

        RLH holds a 3% interest in the Trust through its ownership of the trust common securities. The other 97% of the capitalization of the Trust is in the form of trust preferred securities held publicly (by outside, unrelated third-party
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Ms. Kristi Beshears, Staff Accountant
August 8, 2006
Page 4



    investors) and traded on the New York Stock Exchange under the symbol RLH-pa. The Trust was created solely to facilitate the offering of the trust preferred securities. While the Company believes the Trust meets the definition of a variable interest entity under FIN 46(R), it also believes the trust preferred security holders are the primary beneficiaries of the Trust. As such, the Company concluded that consolidation of the Trust into RLH was not appropriate.

        Given the 100% ownership of the trust common securities, service by officers of RLH as administrative trustees of the Trust, material transactions between the Trust and RLH including certain material debentures, and the overall dependency of the Trust on RLH, the Company believes that RLH has significant influence over the Trust and that equity method treatment for the investment is appropriate.

         Future disclosure of this ownership in the Company's annual Form 10-K and interim filings will include the affirmative statement that "...we are not considered the primary beneficiary of the Trust."

NOTE 16.  BUSINESS SEGMENTS, PAGE 76

      3. COMMENT: We note that there are intra-segment revenues between the franchise and management segment and the hotels segment; however, the revenue presented for each of these segments is the same as the amounts presented on consolidated statements of operations. Please quantify and disclose the amount of intra-segment revenue in accordance with paragraph 27(b) of SFAS 131 and confirm to us that these amounts have been eliminated from your consolidated financial statements.

          RESPONSE:

          Certain owned hotels, making up a component of the Company's hotels segment, pay a management fee for services to the franchise and management segment that is reflected on a hotel property's individual stand alone financial statements. For the year ended December 31, 2005, that fee totaled approximately $3,073,000 for all of the hotels in question. That fee is appropriately eliminated upon consolidation. In Note 16 to its consolidated financial statements for the year ended December 31, 2005, the Company presented the table for its segments on a "post-elimination" basis. In accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information", the Company presents the information included in the measure of segment profit and loss reviewed by the Company's chief operating decision maker. The Company's chief operating decision makers evaluate segment profit and loss based upon its impact to the
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Ms. Kristi Beshears, Staff Accountant
August 8, 2006
Page 5


      consolidated statements, otherwise described as on a post elimination basis. The Company believes the footnote conforms to the requirements of SFAS No. 131. Future disclosure of segments in the Company's annual Form 10-K and interim filings will include the affirmative statement that the table "... reflects balances after the elimination of intra-segment transactions".

                          ----------------------------

In responding to the Staff's comments, the Company acknowledges:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

    Please contact the undersigned at (206) 389-1519 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review of the filings.

Very truly yours,


/s/ Frank C. Woodruff
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Frank C. Woodruff
        of
RIDDELL WILLIAMS P.S.


cc:     Daniel L. Gordon
        Securities and Exchange Commission

        Arthur Coffey
        President and Chief Executive Officer
        Red Lion Hotels Corporation